UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13G Under the Securities Exchange Act of 1934 (Amendment No. )*
Carvana Co.
(Name of Issuer)
Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)
146869102
(CUSIP Number)
December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)
__________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 146869102	13G	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
Ernest C. Garcia, III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,847,859 shares
	6	SHARED VOTING POWER
0 shares
	7	SOLE DISPOSITIVE POWER
3,847,859 shares
	8	SHARED DISPOSITIVE POWER
0 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,847,859 shares (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.5% (a) (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions)
IN

(a) The percentage is calculated using 16,070,675 shares of the Issuer’s Class A common stock outstanding as of January 8, 2018, as reported in the Issuer’s Schedule 14C filed with the United States Securities and Exchange Commission on January 8, 2018, and includes 3,664,526 shares of Class A common stock issuable in exchange for Class A common units of Carvana Group, LLC (“Class A Units”) held by Mr. Garcia. The percentage assumes the conversion of all Class A Units held by Mr. Garcia into shares of Class A common stock, in accordance with Rule 13d-3 of the Act.

CUSIP No. 146869102	13G	Page 3 of 6 Pages

Item 1(a)    Name of Issuer:
Carvana Co. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:
1930 W. Rio Salado Parkway, Tempe, Arizona 85281.

Item 2(a)	Name of Person Filing:
This Schedule 13G is filed by Ernest C. Garcia, III (the “Reporting Person”).
The Reporting Person is a citizen of the United States of America.

Item 2(b)	Address of Principal Business Office or, if none, Residence:
The principal business address of the Reporting Person is as follows:
c/o Carvana Co.
1930 W. Rio Salado Parkway
Tempe, Arizona 85281

Item 2(c)	Citizenship:
See response to Item 4 of the cover page and Item 2(a) above.

Item 2(d)	Title of Class of Securities:
Class A common stock, par value $0.001 per share (“Class A Common Stock”).

Item 2(e)	CUSIP Number:
146869102.

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No. 146869102	13G	Page 4 of 6 Pages

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Not applicable.
Item 4        Ownership:

(a)	Amount beneficially owned as of the date hereof:
See response to Item 9 on the cover page.
Pursuant to the Fourth Amended and Restated LLC Operating Agreement of Carvana Group, LLC and an Exchange Agreement that the holders of Class A Units entered into with the Issuer, the Reporting Person is entitled from time to time at his option to exchange Class A Units (together with an equal number of shares of his Class B common stock), for shares of Class A Common Stock on a five-to-four basis (or, at the Issuer’s discretion, for cash).
The Reporting Person beneficially owns 183,333 shares of Class A Common Stock and 3,664,526 shares of Class A Common Stock issuable upon exchange of his Class A Units.

(b)	Percent of class: See response to Item 11 on the cover page.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See responses to Item 5 on the cover page and Item 4(a) above.

(ii)	shared power to vote or to direct the vote: 0 shares.

(iii)	sole power to dispose or to direct the disposition of: See responses to Item 7 on the cover page and Item 4(a) above.

CUSIP No. 146869102	13G	Page 5 of 6 Pages

(iv)	shared power to dispose or to direct the disposition of: 0 shares.

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:
Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 12, 2018

By:	/s/ Ernest C. Garcia, III
Name:	Ernest C. Garcia, III